Exhibit 99.2

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	June 30,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$341,098	$315,803
Marketable securities	1,288
Short-term bank deposits	9,195	4,115
Accounts receivable - trade	375,914	362,839
Prepaid expenses and other current assets	61,711	56,448
Inventories	204,856	182,152

Total current assets	994,062	921,357

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	6,649	7,888
Funds in respect of employee rights upon retirement	10,251	10,622
Deferred income taxes	38,256	43,157
Equity method investee and other receivables	6,641	5,556

	61,797	67,223

PROPERTY, PLANT AND EQUIPMENT, net	74,921	69,612

OTHER INTANGIBLE ASSETS, net	55,485	68,226

GOODWILL	177,486	177,486

Total assets	$1,363,751	$1,303,904

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	84,096	96,166
Other	111,944	123,510
Deferred income	69,758	37,445

Total current liabilities	282,162	273,485

LONG-TERM LIABILITIES:
Long-term loan, net	39,984	56,117
Liability for employee rights upon retirement	25,617	24,997
Deferred income taxes	11,729	14,536
Other tax liabilities	21,135	22,901

Total long-term liabilities	98,465	118,551

Total liabilities	380,627	392,036

EQUITY:
Share capital	2,412	2,404
Additional paid-in capital	441,600	433,922
Retained earnings	638,930	572,544
Accumulated other comprehensive income	(1,801)	252

	1,081,141	1,009,122
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. equity	981,602	909,583
Non-controlling interest	1,522	2,285

Total equity	983,124	911,868

Total liabilities and equity	$1,363,751	$1,303,904

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues	$518,066	$398,312	$267,515	$210,663
Cost of revenues	274,235	212,572	141,593	112,048

Gross profit	243,831	185,740	125,922	98,615

Operating expenses:
Research and development, net	68,336	58,741	34,741	30,066
Selling, general and administrative	81,233	66,456	40,167	32,503
Equity in earnings of P.C.B. Solutions L.P (“Frontline”)	(2,912)	(2,355)	(1,383)	(1,305)
Amortization of intangible assets	12,741	12,264	6,370	6,371
Transaction cost pending merger with KLA	3,762		1,281

Total operating expenses	163,160	135,106	81,176	67,635

Operating income	80,671	50,634	44,746	30,980
Financial expenses - net	1,790	3,573	3,435	1,567

Income before taxes on income	78,881	47,061	41,311	29,413
Taxes on income	13,257	7,687	5,586	4,819

Net income	65,624	39,374	35,725	24,594
Net loss attributable to non-controlling interests	(762)	(576)	(394)	(436)

Net income attributable to Orbotech Ltd.	$66,386	$39,950	$36,119	$25,030

Basic earnings per share	$1.38	$0.83	$0.74	$0.52

Diluted earnings per share	$1.35	$0.82	$0.73	$0.51

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	48,098	47,909	48,537	47,907
Diluted earnings per share	48,998	48,806	49,443	48,868

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$65,624	$39,374	$35,725	$24,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,406	21,648	11,777	10,997
Compensation relating to equity awards granted to employees and others - net	6,193	4,502	3,161	2,284
Increase (decrease) in liability for employee rights upon retirement, net	1,143	157	(156)	287
Deferred financing costs amortization	231		116	(132)
Deferred income taxes	12,412	(5,461)	610	(5,783)
Amortization of premium and accretion of discount on marketable
Securities, net	77	1	39	334
Equity in earnings of Frontline, net of dividend received	(1,117)	(383)	(536)	(409)
Other	(58)	417	(58)	327
Decrease (increase) in accounts receivable:
Trade	(13,075)	(34,893)	22,220	(7,452)
Other	(5,206)	(2,927)	(1,190)	(8,396)
Increase (decrease) in accounts payable and accruals:
Trade	(12,070)	12,358	(7,830)	13,504
Deferred income	32,313	2,433	29,098	1,217
Other	(26,800)	(1,487)	(5,689)	5,425
Increase in inventories	(23,321)	(17,904)	(7,089)	(9,722)

Net cash provided by operating activities	59,752	17,835	80,198	27,075

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(14,115)	(11,914)	(8,231)	(6,935)
Proceeds from sale of property, plan and equipment	(45)		(50)
Investment in bank deposits	(5,022)	(2,653)	(4,994)	(2,641)
Purchase of marketable securities	(250)	(1,994)	(250)	(702)
Redemption of marketable securities		804
Deposits of funds in respect of employee rights upon retirement	(152)	(1,122)	(75)	(65)

Net cash used in investing activities	(19,584)	(16,879)	(13,600)	(10,343)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loan	(16,364)	(16,364)	(16,364)	(16,364)
Employee share options exercised	1,491	1,237	808	570

Net cash used in financing activities	(14,873)	(15,127)	(15,556)	(15,794)

Net (Decrease) increase in cash, cash equivalents and restricted cash	25,295	(14,171)	51,042	938
Cash, cash equivalents and restricted cash at beginning of period	315,803	228,779	290,056	213,670

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$341,098	$214,608	$341,098	$214,608